

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2011

John Paquette
President
Dinello Restaurant Ventures, Inc.
2701 4th Street North, Units 102/103
St. Petersburg, FL 33704

> **Re:** **Dinello Restaurant Ventures, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed on March 7, 2011**
> **File No. 333-172052**

Dear Mr. Paquette:

We have reviewed your responses to the comments in our letter dated March 3, 2011 and have the following additional comments.

Registration Statement Cover Page

1. We note your response to our prior comment five and reissue our comment. While we note your disclosure in footnote 2 to the Calculation of Registration Fee table, it appears that you are calculating the registration fee based on Rule 457(a) as opposed to Rule 457(o). Please revise footnote 2 to your fee table accordingly and add back the Amount To Be Registered and Proposed Maximum Offering Price Per Unit columns to your Registration Fee table or advise.

Prospectus Cover Page

2. We note your response to our prior comment six. Please similarly delete the "Preliminary Prospectus Dated March 7, 2011" language from the prospectus cover page.

Our Business, page 1

3. We note your response to our prior comment nine and reissue our comment. Please also revise this section to delete the following statements or provide support for your beliefs, such as, "[we] will continue use its expertise and experience to be competitive in the marketing of its specialty pizzas and sandwiches," "we have a better quality food product will set us apart from our competition," "our target market is in an area that we can increase our market share," "we believe we have additional customers to gain through a solid advertising program," "this market that is currently served primarily by large chain pizza stores that concentrate only on the sale" and "we know that the low price advertising they emphasize shows they are concentrating on price and not necessarily

quality." In doing so, please substantially revise this section so it provides a snapshot of your business as it currently stands at the time of effectiveness of the registration statement. Please revise similar statements and disclosure elsewhere in the prospectus such as in the Description of Business section.

4. Unless Caramello's Pizzeria is specifically mentioned in the Pizza Today magazine, please delete the references to this magazine.

Plan of Distribution, page 2

5. We note your response to our prior comment ten. Please revise throughout your prospectus for consistency as to whether you intend or may seek to list your shares on the OTCBB. In this regard we note discrepancies throughout your disclosure such as on the prospectus cover page that the selling security holders may sell their shares through an exchange distribution in accordance with the applicable exchange's rules and your disclosure on page 13 that the selling security holders may sell their shares in "open market transactions in the over-the-counter market" with your disclosure in this section and elsewhere in the prospectus that the selling security holders must sell their shares at the fixed price of $0.10 per share for the duration of this offering. If you do not intend to seek listing of your shares on the OTBCC, please advise as to how the selling security holders may sell their shares through an exchange distribution or in open market transactions. Alternatively, if you do intend to or may seek listing of your shares on the OTCBB, please advise as to why the selling security holders must sell at the fixed price of $0.10 per share for the duration of this offering.

Risk Factors, page 3

6. We note your response to our prior comment 13 and reissue in part. Revise your disclosure to delete references to "guests" when you talk about your clients or restaurant clients in general. This disclosure appears on pages 3, 6 and 7. We believe customers pay; guests do not.

Our results of operations and revenues could be adversely affected by our inability, page 4

7. We note your response to our prior comment 11 and reissue in part. Please revise this risk factor so that the title of the risk factor sets forth the risks discussed in the risk factor.

Our continued growth depends on our ability to expand and operate profitably, page 4

8. We note your response to our prior comment 16 and reissue in part. Please revise to clarify whether you currently plan to expand your business. In this regard, please also refer to your disclosure on the bottom of page 4 where you state that a "key element of [your] strategy is to expand in [your] existing market," on page 8 where you reference an

"anticipated expansion" and "planned expansion of [your] restaurant," as well as the reference to "expansion" in the first paragraph on page 9.

Increase in the prices of, and/or reductions in the availability of food products, page 5

9. We note your response to our prior comment 17 and reissue. Please revise your statement that "[your] food costs represented approximately 25% and 38% of [your] food costs during fiscal 2010 and fiscal 2009, respectively" or advise. Please clarify whether you are referring to costs of specific food items as a percentage of the total food costs or percentage of food costs as compared to total costs.

Negative factors or publicity surrounding our restaurant, page 6

10. Please revise the first sentence of this risk factor to clarify that it is your belief that your competitive advantages are the quality of your food and your restaurant facilities or advise. Please also similarly revise the last sentence of the subsequent risk factor.

Our Amended and Restated Articles of Incorporation, page 10

11. We note your response to our prior comment 14. Please revise this risk factor to include a discussion that, if true, the preferred shares may also be issued with preferences or rights that may adversely affect the holders of the common stock.

Since our Secretary/Treasurer, Diane J. Harrison, page 11

12. We note your response to our prior comment 12. Please revise this risk factor to include the language set forth in the last full paragraph on page 17 that Ms. Harrison's conflicts of interest with respect to her law firm clients "would likely cause investors to lose all or part of their investment in the event decisions made on behalf of her clients from her law practice were to be placed ahead of the interests of our Company."

Selling Security Holders, page 12

13. While we note your response to our prior comment 21, we note that there appear to be several selling security holders with the same last name. Please be advised that a person is deemed to beneficially own stock held by his spouse and minor children. Please advise or revise your table as necessary.

Directors, Executive Officers, Promoters and Control Persons, page 15

Directors and Executive Officers, page 15

14. We note your response to our prior comment 23. Please revise this section to delete the following marketing language: "[i]n addition, Ms. Harrison has become experienced at

analyzing businesses that are losing money and developing a strategy to turn them around into profitable operations."

15. We also note your disclosure that Ms. Harrison's skills provide you "with the ability to keep [your] internal controls over financial accounting very firm." Please advise as to what is meant by "very firm." Additionally, this disclosure appears to conflict with the fifth full risk factor on page 9. Please advise or revise for consistency.

Background of Executive Officers and Directors, page 15

16. We note your response to our prior comment 25. Please revise Ms. Harrison's experience description to include the dates in which she was secretary of Coastline Corporate Services, Inc.

Description of Securities, page 16

Common Stock page 16

17. We note your response to our prior comment 26. Please include the written consent of your counsel as an exhibit to your registration statement as required by Rule 436(a) of the Securities Act or advise.

Dividend, page 17

18. We note your response to our prior comment 27. Please similarly revise your disclosure in the second full paragraph on page 25 to rectify the discrepancy between your disclosures regarding whether you have previously paid any dividends.

Description of Business, page 18

(12) Our Employees, page 21

19. We note your response to our prior comment 30 and your disclosure that Mr. Paquette devotes 40 hour per week to your business. However, on page 15 you state that Mr. Paquette works 4 hours per week for your company. Please revise your disclosure for consistency or advise.

Management's Discussion and Analysis of Financial Condition, page 22

Results of Operations for the Period Ended December 31, 2010, page 22

20. We note your disclosure in this paragraph that Mr. Caramello controlled the company in fiscal year 2010 and your revenue and profits for this year were negatively impacted as a result of Mr. Caramello's failure to respond to the continuing decline of the economy.

However, it appears from your disclosure on page 15 that Mr. Paquette and Ms. Harrison acquired control of the company in July 2010. Please advise or revise your disclosure to remove this inconsistency.

Liquidity & Capital Resources, page 23

21. Please revise this section to state that, while management may believe that there will be a revenue increase and a minimal profit in fiscal year 2011, there is no guarantee that your revenues will increase or that you will generate any profit at all. Also please revise to state that, while management may believe that a small business loan should be obtainable, there is no guarantee you will obtain such a loan and if you do obtain such a loan it will be on favorable terms to you.

Audit Committee, page 24

22. We note your disclosure that Ms. Harrison has gained her understanding of financial statements through formal education. However, we did not note in the disclosure in the Background of Executive Officers and Directors on page 15 that Ms. Harrison had any type of formal education in this area. Please advise or revise for consistency.

Market for Common Equity and Related Stockholder Matters, page 24

23. Please revise this section so that the information in this section applies to your business. In this regard, we note your disclosure in the second paragraph regarding "changes in the market valuations of other consulting services or accounting related business services" and "the market for business services" and your disclosure in the third paragraph regarding "public concerns as to the commercial value of one or more of our products or services."

Executive Compensation, page 25

24. We note your response to our prior comment 34. Please create a risk factor that your executive officers are currently not receiving any compensation and disclose what compensation they ultimately expect to receive. In this regard, please discuss here and in the new risk factor what is meant by "sufficient cash flow and profits in fiscal year 2011." Please also similarly discuss what is meant by "when the company becomes profitable" with regards to your plans to pay director compensation in the future.

Code of Ethics, page 27

25. We note your response to our prior comment 36 and reissue our comment. It appears that you have an operational website. Please revise your disclosure here that you will post the code of ethics on your website "once [your] website is operational" or advise.

Part II

Item 15. Recent Sales of Unregistered Securities, page II-1

26. While we note your response to our prior comment 37, it appears to conflict with your disclosure in footnote 5 to the financial statements which indicates that Ms. Harrison converted her loan of $26,308 into 263,078 shares of common stock on December 31, 2010. Please advise or revise this section to list all unregistered securities sold or issued in the past three years.

Item 17. Undertakings, page II-2

27. We note your response to our prior comment 39 and reissue our comment. Please revise this section to include the undertaking required by Item 512(h) of Regulation S-K or advise.

Exhibit 5

28. We note your language in the first paragraph of the opinion that the opinion is given "in connection with the filing of the Company's Registration Statement on Form S-1…on or about the date hereof." Please confirm that you plan to file the opinion with all subsequent amendments to the registration statement or revise this first paragraph so that it applies to any amendments to the registration statement going forward.

29. Please revise the par value of the common stock so that it is reflected as $.01 per share as opposed to $.001 per share or advise. Please similarly revise the par value of your common stock in the Calculation of Registration Fee Table on the cover of the registration statement.

30. We note your response to our prior comment 42 and reissue. Please revise the last sentence of the second paragraph to clarify that you have relied upon certificates and advice from various state authorities and public officials as to factual matters only.

31. Please revise the last paragraph of the opinion so that it includes any other references to counsel's firm in the registration statement as appropriate. In this regard, we note the reference to counsel's firm in the Legal Matters section of the registration statement.

General

32. Your financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

33. Please provide a currently dated consent from the independent public accountant in any future amendments to the S-1 registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Bryan at (202) 551-3601 or me at (202) 551-3574 with any other questions.

Sincerely,

Julie F. Rizzo
Attorney-Advisor

cc (via fax):   Diane Harrison, Esq.
                 (941) 531-4935